UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

09040510

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AB*
4/1

SEC FILE NUMBER
8-52725

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CF Global Trading, LLC and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Merritt 7
(No. and Street)

Norwalk	CT	06851
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Chace (203) 845-5000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 27 2009
Washington, DC
122

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Chace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm CF Global Trading, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

S.W. Chace
Signature

Managing Partner
Title

13 FEB. 2009
Notary Public

John Venn & Sons
Scrivener Notaries
95 Aldwych
London WC2B 4JF
England

+44 (0)20 7395 4300

Jonathan H. Coutts
Notary Public
London, England
My Commission
is for Life

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
CF Global Trading, LLC
Norwalk, Connecticut

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and subsidiaries (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
March 25, 2009

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 9,814,396
Due from brokers	8,022,028
Securities owned - at fair value	466,993
Furniture, equipment, capitalized software and leasehold improvements, at cost - net of accumulated depreciation and amortization of $1,508,991	1,275,760
Research credits receivable	819,808
Other assets	648,160
	$ 21,047,145
LIABILITIES	
Accounts payable and accrued expenses	$ 6,192,726
Due to brokers	1,089,924
	7,282,650
Commitments and contingencies	
MEMBERS' CAPITAL	13,764,495
	$ 21,047,145

See notes to consolidated statement of financial condition

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue for an indefinite time, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of consolidation:

The financial statements of CF Global Trading, LLC and subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly owned subsidiaries CF Global (HK) Limited, incorporated in Hong Kong and CF Global Trading (UK) Limited, incorporated in the United Kingdom. Comprehensive income relates to foreign exchange gains due to consolidation with non-U.S. entities. All intercompany transactions and balances have been eliminated in consolidation.

[2] Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents.

[3] Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, while income statement accounts are translated at average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in net income.

[4] Securities valuation:

CF Global Trading, LLC adopted the Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] SECURITIES VALUATION: (continued)

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Members develop based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company held common stock of a publicly traded entity, classified within Level 1 of the fair value hierarchy. The shares are priced at the market close on December 31, 2008.

The Company did not hold any investments classified within Level 2 of the fair value hierarchy.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. The investments in hedge funds, which are held by the Company's Hong Kong subsidiary, are classified within Level 3 of the fair value hierarchy.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

[5] Furniture, equipment, capitalized software and leasehold improvements:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or term of the lease, whichever is shorter.

[6] Income taxes:

No provision has been made for federal and state income taxes since these taxes are the responsibility of the Members. The Company is subject to the New York City unincorporated business tax and certain non-U.S. income taxes which amounted to approximately $258,000.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the Members to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] INCOME taxes: (continued)

FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to Members' capital as of the beginning of the year of adoption.

The Members do not expect that adoption of FIN 48 will result in a material impact on the Company's financial statements. However the Members' conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2008.

	Fair Value	Fair Value Hierarchy
Assets		
Common stock	$ 7,875	Level 1
Hedge funds	459,118	Level 3
	$ 466,993	

The following summarizes changes in fair value of the Fund's Level 3 assets and liabilities for the year ended December 31, 2008. The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2008. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to December 31, 2008.

	Level 3 Hedge Funds	Total
Balance - beginning of year	$ 607,921	$ 607,921
Change in unrealized gains	(146,400)	(146,400)
Purchases	-	-
Transfers out	(2,403)	(2,403)
Balance - end of year	$ 459,118	$ 459,118
Change in unrealized gains	$ (146,400)	$ (146,400)

NOTE D - MEMBERS' CAPITAL

Income and losses are allocated among the Members based on their participating percentages, as defined in the Agreement.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2008, the Company had net capital of $3,509,366 which was $3,119,709 in excess of its required net capital of $389,657. The Company's ratio of aggregate indebtedness to net capital was 1.67 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and is required to maintain liquid capital of $384,615 as of December 31, 2008. As of December 31, 2008, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the UK Financial Services Authority (FSA). Under the GENPRU and BIPRU sourcebooks of the FSA handbook, the Company is required to maintain the higher of: the Base Capital requirement, the Market Risk plus Credit Risk requirement or the Fixed Overhead Requirement, which at December 31, 2008 was $1,046,088. As of December 31, 2008, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)2(i) of such rule.

NOTE F - FIXED ASSETS

Fixed assets at December 31, 2008 are comprised of the following:

Computer and office equipment	$ 1,013,463
Furniture and fixtures	323,370
Leasehold improvements	668,615
Capitalized software	779,303
Total cost	2,784,751
Less accumulated depreciation	(1,508,991)
Fixed assets, net	$ 1,275,760

NOTE G - CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

NOTE H - COMMITMENTS

The Company occupies office space under various noncancelable operating leases with terms expiring through 2010. Minimum rental commitments under noncancelable leases are as follows:

2009	$ 630,734
2010	467,153
2011	21,363
2012	0
	$ 1,119,250

NOTE I - RELATED PARTY TRANSACTIONS

During 2008, the Company, in the ordinary course of business, received commissions from one entity with affiliated member totaling approximately $86,000.